UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

February 5, 2007
Date of Report (Date of earliest event reported)

TIB FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Florida	0000-21329	65-0655973
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

599 9th Street North, Suite 101 Naples, Florida		34102-5624
(Address of principal executive offices)		(Zip Code)

(239) 263-3344
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

      On February 5, 2007, TIB Financial Corp. issued a press release announcing certain financial results and additional information. A copy of the press release is attached to this Form 8-K.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(a) Exhibits

      99.1 Press Release dated February 5, 2007


SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORP.

Date: February 7, 2007   By: /s/ Edward V. Lett
                                                                   Edward V. Lett
                                                                   President and Chief Executive Officer

Exhibit 99.1



FOR IMMEDIATE RELEASE

TIB FINANCIAL CORP. REPORTS 25% INCREASE IN 2006 NET INCOME AND 21% LOAN GROWTH

NAPLES, Fla. February 5 - TIB Financial Corp. (Nasdaq: TIBB), parent of TIB Bank, a leading community bank serving the greater Naples, Bonita Springs-Fort Myers area, Highlands County, South Miami-Dade County and the Florida Keys, today reported net income from continuing operations for the year ended December 31, 2006 of $8.99 million, an increase of 25% from the $7.19 million reported for 2005. On a per diluted share basis, earnings from continuing operations were $0.76 for 2006, an increase of 25% over $0.61 in 2005. Net income including discontinued operations, related to the December 2005 sale of the merchant bankcard processing business segment, decreased 22% to $9.25 million and $0.78 per diluted share in 2006 from $11.82 million and $1.00 reported during 2005.

TIB Financial also reported total assets of $1.32 billion as of December 31, 2006, representing growth of 23% from $1.08 billion as of December 31, 2005. Total loans increased 21% to $1.06 billion compared to $882.37 million a year ago. Total deposits increased 12% to $1.03 billion as of December 31, 2006, compared to $920.42 million as of December 31, 2005.

Fourth quarter net income and earnings per diluted share from continuing operations were $1.86 million and $0.16 per diluted share, comparable to $1.90 million and $0.16 in the prior year, respectively. Net income including discontinued operations decreased to $1.94 million and $0.16 per diluted share compared to $6.04 million and $0.51 in the prior year, respectively. The share and per share amounts discussed throughout this release have been adjusted to account for the effects of the two-for-one stock split distributed October 23, 2006. Further comparisons made herein are presented on a continuing operations basis and do not include discontinued operations related to the December 2005 sale of the merchant bankcard processing business segment.

During the fourth quarter, total assets grew 5% to $1.32 billion, total loans increased 3% to $1.06 billion and total deposits increased 6% to $1.03 billion.

"Overall, 2006 marks the most profitable year of community banking in our 33 year franchise history. With an impressive 25% increase in net income from continuing operations, our strategy of building relationships with small businesses and middle-market customers is taking us in an exciting direction," said Edward V. Lett, Chief Executive Officer and President. "Executing this strategy continued our steady course of strong loan growth and led to an increase of 21% from last year."

"While our fourth quarter financial results were disappointing due to a higher provision for loan loss and continued margin compression, we believe the announcement of our strategic merger with the Bank of Venice and our de novo entrance into Highlands County are exemplary fourth quarter accomplishments and further enhance our franchise value and current position in the marketplace."

"The interest rate environment continues to be the dominant force affecting our industry and our main challenge is efficiently funding the growth of our loan portfolios. We are leveraging our current product and delivery advantages along with our sustainable customer service quality advantages in our efforts to increase market share and plan to continue to capitalize on the opportunities that abound in our region," Lett said.

As mentioned above, the decrease in net income from continuing operations for the fourth quarter of 2006 over the prior quarter and the fourth quarter of 2005 was primarily due to continued net interest margin compression and a higher provision for loan losses.

Highly competitive deposit pricing, the challenging interest rate environment and deposit mix changes negatively affected the fourth quarter net interest margin. The tax equivalent net interest margin of 3.90% for the three months ended December 31, 2006 continued to contract in comparison with the 4.11% net interest margin reported during the third quarter of 2006. Partially offsetting the decline were late fourth quarter deposit inflows which began to slightly improve deposit mix. The tax equivalent net interest margin for the year ended December 31, 2006 declined to 4.18% from 4.38% in 2005.

Staff turnover in our collections operations resulted in higher levels of delinquent, non-performing and charged-off indirect auto loans during the fourth quarter of 2006. Accordingly, we increased the provision for loan losses. Through improved fourth quarter collections operations, delinquencies of 30-59 days have declined.

Non-interest income, which includes service charges, real estate fees and other operating income, totaled $1.65 million for the fourth quarter of 2006, representing a 19% increase from the fourth quarter of 2005. This increase is primarily attributable to gains recognized from the disposition of land and certain equipment coupled with an increase in service charges on deposit accounts.

The Company continues its investment in growth and expansion which resulted in non-interest expense for the fourth quarter of 2006 of $9.51 million, an increase of 11% compared to $8.58 million for the fourth quarter of 2005. This increase reflects our continued investment in the people, systems and facilities which contribute to the momentum of our asset and revenue growth. The increase in non-interest expense is primarily attributable to a 14% increase in personnel costs coupled with a 7% increase in net occupancy and other expenses.

Credit quality remained solid across our loan portfolios during the fourth quarter of 2006 with the exception of the indirect loan portfolio which experienced higher delinquencies and charge offs. During the fourth quarter of 2006, we increased the provision for loan losses to $1.29 million. This resulted in the allowance for loan losses increasing to $9.58 million, or 0.90% of total loans, compared with 0.86% as of December 31, 2005 and 0.85% as of September 30, 2006. Annualized net charge-offs represented 0.19% of average loans for the quarter ended December 31, 2006, and 0.12% for the quarters ended December 31, 2005 and September 30, 2006. Net charge offs for 2006 were 0.15% of average loans compared to 0.14% in 2005. During the fourth quarter, non-performing loans increased to $4.22 million due to the increased delinquencies in the indirect loan portfolio discussed above and a $1.64 million commercial loan which is fully guaranteed by a U.S. government agency.

During the fourth quarter of 2006, the Board of Directors of TIB Financial Corp. declared a quarterly cash dividend of $0.06 per share on its common stock. The cash dividend was paid on January 10, 2007 to all TIB Financial Corp. common shareholders of record as of December 31, 2006. This dividend, when annualized, represents $0.24 per share.

About TIB Financial Corp.
Headquartered in Naples, Florida, TIB Financial Corp. is a growth-oriented financial services company with approximately $1.3 billion in total assets and 17 full-service banking offices throughout the Florida Keys, Homestead, Sebring, Naples, Bonita Springs and Fort Myers.

TIB Financial Corp., through its wholly-owned subsidiary, TIB Bank, serves the personal and commercial banking needs of local residents and businesses in their market areas. The Bank's experienced bankers are local community leaders, who focus on a relationship-based approach built around anticipating specific customer needs, providing sound advice and making timely decisions. To learn more about TIB Bank, visit www.tibbank.com.

Copies of recent news releases, SEC filings, price quotes, stock charts and other valuable information may be found on TIB's investor relations site at www.tibfinancialcorp.com. For more information, contact Edward V. Lett, Chief Executive Officer and President at (239)263-3344, or Stephen J. Gilhooly, Executive Vice President and Chief Financial Officer, at (239) 659-5876.

# # # # #

Except for historical information contained herein, the statements made in this press release constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements involve certain risks and uncertainties, including statements regarding the Company's strategic direction, prospects and future results. Certain factors, including those outside the Company's control, may cause actual results to differ materially from those in the "forward-looking" statements, including economic and other conditions in the markets in which the Company operates; risks associated with acquisitions, competition, seasonality and the other risks discussed in our filings with the Securities and Exchange Commission, which discussions are incorporated in this press release by reference.

SUPPLEMENTAL FINANCIAL DATA IS ATTACHED

TIB FINANCIAL CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share data)

	For the Quarter Ended				
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
Interest and dividend income	$ 23,240	$ 22,293	$ 20,822	$ 18,879	$ 17,360
Interest expense	11,468	10,433	8,873	7,397	6,574
NET INTEREST INCOME	11,772	11,860	11,949	11,482	10,786
Provision for loan losses	1,285	670	982	554	649
NON-INTEREST INCOME:					
Service charges on deposit accounts	675	650	576	556	584
Fees on mortgage loans sold	318	499	357	425	345
Other income	660	479	611	469	460
Total non-interest income	1,653	1,628	1,544	1,450	1,389
NON-INTEREST EXPENSE:					
Salaries & employee benefits	5,366	4,982	4,909	4,948	4,725
Net occupancy expense	1,590	1,545	1,503	1,482	1,507
Other expense	2,552	2,471	2,342	2,143	2,349
Total non-interest expense	9,508	8,998	8,754	8,573	8,581
Income before income tax expense	2,632	3,820	3,757	3,805	2,945
Income tax expense	768	1,383	1,428	1,442	1,047
Income from continuing operations	1,864	2,437	2,329	2,363	1,898
Income from discontinued operations, net of tax	72	15	167	-	4,141
NET INCOME	$ 1,936	$ 2,452	$ 2,496	$ 2,363	$ 6,039
BASIC EARNINGS PER SHARE:					
Continuing operations	$ 0.16	$ 0.21	$ 0.20	$ 0.20	$ 0.17
Discontinued operations	0.01	-	0.02	-	0.36
Basic earnings per share	$ 0.17	$ 0.21	$ 0.22	$ 0.20	$ 0.53
DILUTED EARNINGS PER SHARE:					
Continuing operations	$ 0.16	$ 0.21	$ 0.20	$ 0.20	$ 0.16
Discontinued operations	-	-	0.01	-	0.35
Diluted earnings per share	$ 0.16	$ 0.21	$ 0.21	$ 0.20	$ 0.51

TIB FINANCIAL CORP. AND SUBSIDIARIES
SELECTED FINANCIAL DATA
(Dollars in thousands)

	For the Quarter Ended				
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
Real estate mortgage loans:					
Commercial	$ 546,276	$ 535,077	$ 508,392	$ 467,011	$ 451,969
Residential	82,243	81,262	82,591	76,809	76,003
Farmland	24,210	24,201	25,680	7,005	4,660
Construction and vacant land	157,672	148,115	150,604	155,939	125,207
Commercial and agricultural loans	84,905	85,666	82,127	81,871	80,055
Indirect auto dealer loans	141,552	136,409	126,469	120,648	118,018
Home equity loans	17,199	17,264	17,771	17,034	17,232
Other consumer loans	9,795	9,738	9,147	9,124	9,228
Total loans	$ 1,063,852	$ 1,037,732	$ 1,002,781	$ 935,441	$ 882,372
Gross loans	$ 1,065,468	$ 1,039,390	$ 1,004,307	$ 937,092	$ 884,024
Net loan charge-offs	$ 494	$ 306	$ 399	$ 257	$ 256
Allowance for loan losses	$ 9,581	$ 8,790	$ 8,426	$ 7,843	$ 7,546
Allowance for loan losses/total loans	0.90%	0.85%	0.84%	0.84%	0.86%
Non-performing loans[1]	$ 4,223	$ 1,701	$ 953	$ 1,374	$ 956
Allowance for loan losses/non-performing loans	227%	517%	884%	571%	789%
Non performing loans/gross loans	0.40%	0.16%	0.09%	0.15%	0.11%
Annualized net charge-offs/average loans	0.19%	0.12%	0.16%	0.11%	0.12%
Total interest-earning assets	$ 1,233,539	$ 1,172,110	$ 1,151,563	$ 1,102,274	$ 1,000,072
Other real estate owned	$ -	$ -	$ -	$ -	$ 190
Other repossessed assets	$ 1,958	$ 1,502	$ 1,222	$ 1,437	$ 962
Intangibles, net of accumulated amortization	$ 813	$ 884	$ 956	$ 1,028	$ 1,100
Interest-bearing deposits:					
NOW accounts	$ 132,395	$ 119,899	$ 140,131	$ 140,669	$ 104,641
Money market	164,607	162,713	172,328	182,951	167,072
Savings deposits	45,076	47,309	52,637	48,649	47,091
Time deposits	527,999	486,243	477,921	451,717	431,804
Non-interest bearing deposits	159,380	155,902	176,271	209,040	169,816
Total deposits	$ 1,029,457	$ 972,066	$ 1,019,288	$ 1,033,026	$ 920,424
Tax equivalent net interest margin	3.90%	4.11%	4.30%	4.45%	4.37%
Return on average assets	0.58%	0.79%	0.78%	0.85%	0.71%
Return on average equity	8.72%	11.77%	11.69%	12.18%	10.25%
Non-interest expense/tax equivalent net interest income and non-interest income	70.41%	66.27%	64.44%	65.86%	70.01%
Average diluted shares	11,932,887	11,889,512	11,860,068	11,839,034	11,858,992
End of quarter shares outstanding	11,720,527	11,712,812	11,682,840	11,668,076	11,585,196
Total equity	$ 85,862	$ 83,961	$ 80,526	$ 79,677	$ 77,524
Book value per common share	$ 7.33	$ 7.17	$ 6.89	$ 6.83	$ 6.69
Total assets	$ 1,319,093	$ 1,257,480	$ 1,232,022	$ 1,186,838	$ 1,076,070

[1] The increase in non-performing loans includes a loan of approximately $1.64 million which is fully guaranteed as to principal and interest by a U.S. government agency. We discontinued accruing interest on this loan during the fourth quarter of 2006 pursuant to a ruling made by the agency which we have appealed.

TIB FINANCIAL CORP. AND SUBSIDIARIES
QUARTERLY AVERAGE BALANCES AND YIELDS
(Dollars in thousands)

	Quarter Ended December 31, 2006			Quarter Ended December 31, 2005		
	Average Balances	Interest*	Yield*	Average Balances	Interest*	Yield*
Loans	$ 1,057,033	$ 21,427	8.04%	$ 859,442	$ 16,024	7.40%
Investments	129,776	1,623	4.96%	96,129	1,109	4.58%
Interest bearing deposits	427	5	4.65%	267	2	2.97%
Federal Home Loan Bank stock	7,244	108	5.91%	2,781	32	4.57%
Fed funds sold	11,729	155	5.24%	27,893	274	3.90%
Total interest earning assets	1,206,209	23,318	7.67%	986,512	17,441	7.01%
Non-interest earning assets	78,820			71,239		
Total assets	$ 1,285,029			$ 1,057,751		
Interest bearing liabilities:						
NOW	$ 118,674	884	2.96%	$ 99,152	358	1.43%
Money market	162,296	1,629	3.98%	158,851	1,089	2.72%
Savings	45,568	86	0.75%	46,584	65	0.55%
Time	516,240	6,401	4.92%	445,792	4,261	3.79%
Total interest-bearing deposits	842,778	9,000	4.24%	750,379	5,773	3.05%
Short-term borrowings and FHLB advances	139,863	1,690	4.79%	38,804	395	4.04%
Long-term borrowings	36,896	778	8.37%	17,000	406	9.48%
Total interest bearing liabilities	1,019,537	11,468	4.46%	806,183	6,574	3.24%
Non-interest bearing deposits	160,641			164,435		
Other liabilities	20,020			13,701		
Shareholders' equity	84,831			73,432		
Total liabilities and shareholders' equity	$ 1,285,029			$ 1,057,751		
Net interest income and spread		$ 11,850	3.21%		$ 10,867	3.78%
Net interest margin			3.90%			4.37%

____
* Presented on a fully tax equivalent basis

5

TIB FINANCIAL CORP. AND SUBSIDIARIES
YEAR-TO-DATE AVERAGE BALANCES AND YIELDS
(Dollars in thousands)

	Year Ended December 31, 2006			Year Ended December 31, 2005		
	Average Balances	Interest*	Yield*	Average Balances	Interest*	Yield*
Loans	$ 989,617	$ 78,382	7.92%	$ 772,363	$ 54,492	7.06%
Investments	123,651	6,149	4.97%	86,325	3,938	4.56%
Interest bearing deposits	448	22	4.94%	359	10	2.90%
Federal Home Loan Bank stock	4,935	285	5.78%	2,725	113	4.15%
Fed funds sold	15,465	739	4.78%	38,374	1,202	3.13%
Total interest earning assets	1,134,116	85,577	7.55%	900,146	59,755	6.64%
Non-interest earning assets	78,319			72,426		
Total assets	$ 1,212,435			$ 972,572		
Interest bearing liabilities:						
NOW	$ 131,386	3,500	2.66%	$ 92,754	919	0.99%
Money market	166,501	5,959	3.58%	165,266	3,686	2.23%
Savings	48,897	346	0.71%	47,774	243	0.51%
Time	477,204	21,852	4.58%	357,824	12,595	3.52%
Total interest-bearing deposits	823,988	31,657	3.84%	663,618	17,443	2.63%
Short-term borrowings and FHLB advances	86,883	4,102	4.72%	39,465	1,282	3.25%
Long-term borrowings	27,442	2,412	8.79%	17,052	1,579	9.26%
Total interest bearing liabilities	938,313	38,171	4.07%	720,135	20,304	2.82%
Non-interest bearing deposits	174,798			169,426		
Other liabilities	17,903			12,443		
Shareholders' equity	81,421			70,568		
Total liabilities and shareholders' equity	$ 1,212,435			$ 972,572		
Net interest income and spread		$ 47,406	3.48%		$ 39,451	3.82%
Net interest margin			4.18%			4.38%

_____

* Presented on a fully tax equivalent basis